Exhibit H


H    Form of Notice

     1.   News Digest

     ALLEGHENY ENERGY, INC., ET AL. A notice has been issued giving interested persons until February __, 2001, to request a hearing on a proposal by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Corporation ("AESC"), a wholly owned service subsidiary of Allegheny, and Allegheny Ventures, Inc. ("Allegheny Ventures"), a wholly owned non-utility subsidiary of Allegheny to acquire 100% of the issued and outstanding common stock of Leasing Technologies International, Inc. ("Leasing Technologies"). (Rel. 35-27____).

     2.   Notice

Allegheny Energy, Inc. et al. (70-1______)

     Allegheny  Energy,  Inc. ("Allegheny"), a registered  holding company, and Allegheny Energy Service Company, a service subsidiary of Allegheny, and the Allegheny Ventures, Inc. ("Allegheny Ventures"), a wholly owned non-utility subsidiary of Allegheny, all located at 10435 Downsville Pike, Hagerstown, MD 21740-1766, (collectively, "Applicants"), have filed an application-declaration under sections Sections 6(a), 7, 9(a), 10, 11, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 46, 53, 54, 90 and 91 under the Act.

       Allegheny Ventures has entered into a Stock Purchase Agreement ("Stock Purchase Agreement") to acquire 100% of the issued and outstanding common stock of Leasing Technologies International, Inc. ("Leasing Technologies").<F1> The purchase price (the "Purchase Price") for all of the issued and outstanding common stock shall be in an aggregate amount not to exceed the
equivalent   value   of   Allegheny   common   stock   equal    to
$42,085,482.00, subject to certain elections and adjustments as set forth in the Stock Purchase Agreement, plus a de minimus amount of cash payable for any fractional shares. The Transaction
will  be  accounted  for  as a purchase.   Specifically,  by  this
application-declaration, subject to the terms and conditions described herein, Applicants seek authority for:

       Allegheny Ventures to acquire 100% of the issued and outstanding common stock of Leasing Technologies from the owners of that common stock ("Sellers");

       Allegheny to issue shares of Allegheny common stock, in a number to be determined pursuant to the Stock Purchase Agreement, to the Sellers or their agents;

       Allegheny Ventures to assume up to $85 million in existing debt held by Leasing Technologies;

<F1> See Exhibit A-1, Stock Purchase Agreement.




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       Allegheny Ventures or Allegheny to make capital and operating contributions to Leasing Technologies in the form of loans, guarantees, advances, or equity contributions up to an aggregate amount not to exceed $100 million through December 31, 2004;

       Leasing Technologies to provide financing and leasing services to Allegheny Ventures' industrial and commercial customers for energy related equipment and telecommunications equipment - including providing ancillary products and services in a de minimus amount - without regard to the customer's location;

       Leasing Technologies to enter into a service agreement with AESC;<F2> and, to authorize

       Leasing  Technologies to exceed the 50%  limitation  in
       financing and leasing activities to associated companies; and, Leasing Technologies to maintain a 90/10 debt to equity ratio for Leasing Technologies and have it deemed to be 70/30 for purposes
       of   Allegheny's   consolidated  debt/equity   requirements
       (collectively, the "Transaction").<F3>

     Collectively, Leasing Technologies' senior management and employees own approximately 56.31% of the outstanding common stock of Leasing Technologies. The 43.69% held by the non-management / non-employee shareholders is payable in Allegheny common stock at the closing of the Transaction. Management and employee shareholders will be paid out of the escrow account over a period of three years. At the end of each of the three (3) calendar years following the closing of the Transaction the management and employee shareholders will receive a baseline amount or the baseline plus additional amounts pursuant to the Stock Purchase Agreement. All consideration will be payable in Allegheny common stock.<F4>

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny system consists of three regulated electric public utility companies, one public utility natural gas company, an electric generating company, and a non-utility non-regulated subsidiary. The electric utilities are West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"). In addition to having a gas division Monongahela Power has a wholly owned subsidiary, the Mountaineer Gas Company, which is a regulated public utility natural gas company, (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to about three million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia. Allegheny Energy Supply Company, L.L.C. ("AE Supply") is the electric generating company for the Allegheny system. AE Supply owns, operates and markets competitive retail and wholesale

<F2> See Exhibit A-2, Form Service Agreement.
<F3>  In  the  event  this Commission deems this Transaction  not to satisfy the Commission's standards as discussed in Item 3, Applicants request Commission approval of this Transaction on the basis that it is a de minimus investment taking into account the fact that the Transaction when viewed in the context of its relative size and impact on Allegheny as a whole will have a de minimus impact both in terms of monetary size and risk exposure. See, infra page 7 (discussion of alternate approval request).
<F4>  Any  fractional shares resulting from application of the above calculations will be payable in cash.





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electric  generation. AE Supply also manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated. Allegheny Ventures, Inc., a
non-utility   non-regulated  subsidiary  of  Allegheny,   actively
invests in and develops energy-related projects through its wholly
owned   subsidiary  Allegheny  Energy  Solutions.    Additionally,
Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act. For the twelve months ended September 30, 2000, Allegheny's gross revenues and net
income   were  approximately  $3.524  billion  and  $188  million,
respectively.

       Leasing Technologies is a privately held leasing and financing company formed in 1983. It is headquartered in Wilton, Connecticut, with offices in Philadelphia, Boston, Atlanta, San Francisco, and Los Angeles.<F5> Leasing Technologies provides financial services to entities primarily involved in technology or information services companies specializing in providing financing to entities engaged in telecommunications, biotechnology, healthcare, software, internet, and other technologies. Leasing Technologies offers a variety of equipment financing and leasing services focusing primarily on short-term fair market value leases ranging from 18 to 48 months. Leasing Technologies also has a division that focuses primarily on young venture capital-backed companies in the technology, information services, software, telecommunications and life science markets. Since its inception Leasing Technologies has written equipment leases and loans totaling over $250 million. Leasing Technologies presently serves over two hundred (200) customers in a variety of industries throughout the United States. For the twelve months ending
September 30, 2000, Leasing Technologies had revenues of approximately $19.8 million and net income of $2.0 million.

     By this Transaction, Applicants propose to focus and expand the scope and breadth of financing and services to include the leasing and financing of energy related, telecommunications, information technology, and distributed generation equipment, along with ancillary products and services. Allegheny and Allegheny Ventures are committed to growing the unregulated portion of the businesses, the ability to provide a comprehensive financial solution for the Allegheny system's telecommunications, distributed generation and core utility customers is a crucial component of this strategy. Leasing Technologies will be the financial platform to provide a comprehensive financial solution. Applicants are fully committed to supporting Leasing Technologies to achieve the planned business objectives.


<F5>  Leasing Technologies has two wholly owned subsidiaries:  LTI
Portfolio Management Corp., and LTI Lease Corp. Additionally, Atlantic Computer Funding Corporation, Inc., a New York corporation, is an affiliate of Leasing Technologies due to the fact that George A. Parker, Executive Vice President of Leasing Technologies, owns 100% of Atlantic's stock. In turn Atlantic owns 100% of LTI Funding. Both Atlantic Computer and LTI Funding are inactive.